BB 3/3

03001963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Main Street
(No. and Street)

Springfield	MA	01144-1013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele G. Lattanzio (413) 737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLoitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, Michele G. Lattanzio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Financial Officer and Treasurer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc. and Subsidiaries

(SEC File Number 8-27250)

Independent Auditors' Report and Supplemental Report on Internal Control

Consolidated Financial Statements
Year Ended December 31, 2002
Supplemental Schedule
Year Ended December 31, 2002

Filed pursuant to Rule 17a-5(e)(3) as a public document.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of loss, changes in shareholders' equity, and cash flows for the year then ended, included in the Table of Contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MML Investors Services, Inc. and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission of 1934	12

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 7, 2003

Deloitte
Touche
Tohmatsu

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$14,117,804
Cash segregated under federal regulations	1,905,728
Receivables from brokers or dealers	9,556,935
Other receivables	6,084,766
Receivables from customers	161,750
Prepaid expenses	133,604
Investments:	
Not readily marketable, at estimated fair value (cost, $128,616)	128,616
Fixed assets (net of $8,531,899 of accumulated depreciation)	3,995,738
Deferred tax asset	272,625
TOTAL ASSETS	$36,357,566

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers or dealers	$ 300,463
Commissions payable	7,646,515
Accounts payable and accrued expenses	3,971,469
Deferred taxes payable	59,478
Total liabilities	11,977,925
SHAREHOLDERS' EQUITY:	
Common stock, $1 par value, 300,000 shares authorized; 4,891 shares issued and outstanding	4,891
Additional paid-in capital	23,794,931
Retained earnings	579,819
Total shareholders' equity	24,379,641
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$36,357,566

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$269,569,543
Trail commissions	31,856,947
Investment loss	(503,483)
Other income	2,270,390
Total revenues	303,193,397
EXPENSES:	
Commissions	278,914,305
Salaries and fringe benefits	9,356,561
Management fees	3,088,992
Office operating expenses	2,647,475
Depreciation and amortization	1,487,579
Other expenses	7,387,356
Total expenses	302,882,268
INCOME BEFORE INCOME TAXES	311,129
INCOME TAX EXPENSE	361,381
NET LOSS	$ (50,252)

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
BALANCE, JANUARY 1, 2002	$4,891	$31,620,531	$12,857,571	$44,482,993
Dividend paid to shareholders	-	-	(12,227,500)	(12,227,500)
Return of capital to shareholders	-	(7,825,600)	-	(7,825,600)
Net loss	-	-	(50,252)	(50,252)
BALANCE, DECEMBER 31, 2002	$4,891	$23,794,931	$ 579,819	$24,379,641

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (50,252)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,487,579
Loss on investments	503,483
Change in deferred taxes, net	2,400,956
Changes in assets and liabilities:	
Decrease in cash segregated under federal regulations	2,450,033
Decrease in receivables from brokers or dealers	478,431
Decrease in receivables from customers	801,990
Increase in other receivables	(4,759,842)
Decrease in prepaid expenses	32,176
Decrease in payables to brokers or dealers	(1,712,695)
Decrease in drafts payable	(6,952,470)
Decrease in commissions payable	(1,752,973)
Decrease in accounts payable and accrued expenses	(4,184,144)
Decrease in accrued taxes payable	(124,264)
Total adjustments	(11,331,740)
Net cash used in operating activities	(11,381,992)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(726,665)
Proceeds from sale of investment securities	29,444,913
Net cash provided by investing activities	28,718,248
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid to shareholders	(20,053,100)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,716,844)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	16,834,648
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 14,117,804
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 699,682

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

MML Investors Services, Inc. – MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI offers a wide variety of quality investment products and services through Massachusetts Mutual Life Insurance Company ("MassMutual") agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI") and MML Securities Corporation ("MMLSC"). MMLISI, MMLIAI, and MMLSC are collectively referred to as the "Company."

MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products for a niche market or for special client needs.

MMLSC was organized as a Massachusetts security corporation on October 2, 1992 for the purpose of holding the investment portfolio of the Company. As of May 3, 2002, MMLSC was dissolved and all investments were transferred to MMLISI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of MMLISI and its wholly owned subsidiary, MMLIAI, after elimination of inter-company balances and transactions. The results of operations of MMLSC are reflected in the consolidated financial statements through May 3, 2002, the date of dissolution.

The following is a summary of certain financial information of the Company's consolidated wholly owned subsidiary:

	MMLIAI
Total assets	$3,388,417
Shareholders' equity	2,655,378

The shareholders' equity of MMLIAI is included as capital in the consolidated computation of the Company's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and some of its cash equivalents in bank deposit accounts that may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains some of the cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC.

Investments – Investments in marketable securities are carried at market and are recorded on a trade-date basis. Market value is determined using quoted share values. Cost is determined on the specific-identification method. Realized gains (losses), calculated on the first-in, first-out basis, are included in income. The increase or decrease in unrealized appreciation or depreciation resulting from changes in the market value of investments is also included in income. Investments in not readily marketable securities are carried at cost, which approximates estimated fair value. Investments consist of common shares of a NASDAQ private placement and in the Depository Trust & Clearing Corporation.

Investment Income – Interest income is recorded on an accrual basis. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes.

Revenue and Expense – Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12B-1 fees paid to MMLISI by fund companies and is recorded on the accrual basis. Distribution fees and expenses are recorded on an accrual basis.

Income Taxes – The Company provides income taxes based upon income as reported in the consolidated statement of loss and provides for deferred taxes based on temporary differences between the tax basis and financial reporting basis of assets and liabilities. The income tax expense differs from the statutory rate due to the dividends received deduction and other permanent differences. The Company files federal taxes on a consolidated level with MassMutual Life Insurance Company and subsidiaries. The Company files a combined tax return in Massachusetts and Connecticut with other MassMutual companies licensed to do business in those states. The Company files individually in all other states in which it is registered to conduct business.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Litigation – The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

Recent Accounting Pronouncements – In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" for fiscal years beginning after May 15, 2002. The Company believes that the adoption of SFAS No. 145 will have no impact on its financial condition, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will have no impact on its financial condition, results of operations or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", effective for fiscal years beginning after October 1, 2002. The Company believes that the adoption of SFAS No. 147 will have no impact on its financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement 123", effective for fiscal years beginning after December 15, 2002. The Company believes that the adoption of SFAS No. 148 will have no impact on the Company's financial condition, results of operations or cash flows.

In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", effective for financial statements of any period ending after December 15, 2002. The Company believes that FIN 45 will have no impact on the Company's financial condition, results of operations or cash flows.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's") and is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company believes the adoption of FIN 46 will have no impact on the financial condition, results of operations or cash flows.

3. RELATED-PARTY TRANSACTIONS AND AGREEMENTS

Through distribution agreements, MMLISI was the principal and co-underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, MML Bay State Life Insurance Company ("MML Baystate"), a wholly owned subsidiary of MassMutual, and C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, for the year ended December 31, 2002. In addition, MMLISI was the subdistributor of the MassMutual Institutional Funds for the year ended December 31, 2002. OppenheimerFunds Distributors, Inc., a subsidiary of OppenheimerFunds, Inc. ("OFI"), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts and institutional funds for which they

3. RELATED-PARTY TRANSACTIONS AND AGREEMENTS (CONTINUED)

receive commissions. For the year ended December 31, 2002, MMLISI has recognized $152,024,105 of commission revenue and expense from MassMutual, MML Baystate and C.M. Life.

MMLISI has a selling agreement with OFI, previously named Oppenheimer Management Corporation, for the distribution of the OppenheimerFunds. Under the terms of the selling agreement, MMLISI earned approximately $22,000,000 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds.

Pursuant to its service agreements with MassMutual, MML Bay State and C.M. Life, MMLISI is paid for expenses incurred in marketing and selling the policies, contracts and institutional funds. For the year ended December 31, 2002, $1,097,000 in underwriting fees was earned by MMLISI collectively from MassMutual, MML Bay State and C.M. Life.

As of December 31, 2002, the Company owned 9,720,798 Class A shares of the Oppenheimer Cash Reserves (included in cash and cash equivalents), managed by OFI, with an aggregate market value of $9,720,798. During 2002, the Company received $50,933 in dividends and distributions from these investments. The dividends earned on the Oppenheimer investments during the year were $78,446.

The Company has a service agreement with MassMutual that provides for the performance by MassMutual of certain services for the Company including, but not limited to, data processing, benefit plan administration, payroll, legal, compliance, licensing, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2002 amounted to $6,254,387, of which $813,770 is recorded as a payable at December 31, 2002.

4. SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS OF MML INVESTORS SERVICES, INC.

The provisions of the SEC's Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, are not applicable to the Company because MMLISI has complied with the exemptive provisions under Section (k)(2)(i) of that rule. As required by the exemptive provisions, MMLISI maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." As of December 31, 2002, the balance in these accounts totaled $1,905,728 and is included in cash segregated under federal regulations.

5. OPERATING LEASES

Under operating leases with remaining noncancellable terms in excess of one year at December 31, 2002, approximate aggregate annual rentals for office space and equipment are listed below.

Year Ended December 31	
2003	674,408
2004	631,948
2005	628,200
2006	223,247
Total	$ 2,157,803

Rent expense for the year amounted to $707,293.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $12,856,991, which was $12,066,763 in excess of its required net capital of $790,228. The Company's ratio of aggregate indebtedness to net capital was .92 to 1.

7. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $2,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

8. EMPLOYEE BENEFITS

The Company's employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan and group health insurance plan, which provide benefits for certain of its active employees.

MassMutual provides certain life and health insurance benefits to retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan – Certain of the Company's employees are covered by MassMutual's noncontributory, defined benefit pension plan (the "Plan"). Benefits are based upon the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

MassMutual accounts for the Plan in accordance with FASB Statement No. 87. The Company reimbursed MassMutual $308,309 in 2002 for the current service costs related to the Company's employees covered by the Plan. On June 1, 1999, MassMutual converted its two, noncontributory, defined benefit plans into a cash balance pension plan. The cash balance pension plan covers substantially all of its employees. Benefits are expressed as an account balance that is increased with pay credits and interest credits. Prior to June 1, 1999, MassMutual offered two, noncontributory, defined benefit plans covering substantially all of its employees. One plan included active employees and retirees previously employed by Connecticut Mutual Life Insurance Company, which merged with MassMutual in 1996; the other plan included all other eligible employees and retirees. Benefits were based on the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

Postretirement Benefits – The Company offers, to all of its employees, certain additional post-retirement benefits including life and health insurance through its participation in a plan provided by MassMutual. For 2002, MassMutual informed the Company that there would be no charge for this plan.

9. INCOME TAXES

The deferred tax asset is composed of the following at December 31, 2002 and no valuation allowance is deemed necessary:

Temporary difference:		
Fixed assets, net	$	11,919
Accrued vacation		98,184
Deferred rent		95,217
Postretirement benefit		16,287
Other		(8,460)
Net deferred tax asset	$	213,147

Provision for income taxes is made up of the following:

Income tax (benefit) expense:		
Current (benefit) expense:		
Federal	$	(2,354,009)
State		314,434
Total current benefit		(2,039,575)
Deferred expense:		
Federal		2,384,296
State		16,660
Total deferred expense		2,400,956
Income tax expense	$	361,381

In 2002, assets held on MMLSC were sold generating a current taxable capital loss. This resulted in the reversal of a deferred tax asset recorded in the prior year. Other temporary differences are comprised of accrued vacation, deferred rent, fixed assets and amortization, and postretirement benefits.

* * * * * *

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

TOTAL SHAREHOLDERS' EQUITY	$ 24,379,641
LESS NONALLOWABLE ASSETS, HAIRCUTS AND OTHER CHARGES AGAINST CAPITAL:	
Haircuts on security positions	194,416
Securities not readily marketable	128,616
Fixed assets, net	3,995,738
Other receivables	6,084,766
Receivables from brokers and dealers	712,612
Prepaid expenses	133,604
Deferred tax assets	272,625
Other assets	273
Net capital	12,856,991
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $11,853,413)	790,228
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 12,066,763
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.92 to 1

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5 – There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by and included in the Company's unaudited Part II A Focus Report as filed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 7, 2003

To the Board of Directors and Shareholders of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of MML Investors Services, Inc. and subsidiaries (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 7, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP